EXHIBIT 99.8

Media Release

Rio Tinto assumes majority interest and management responsibilities at Nemaska Lithium

18 February 2026

MONTREAL, Canada – Following the respective equity investments made by Rio Tinto and the Government of Québec, through Investissement Québec, in Nemaska Lithium since March 2025, Rio Tinto now holds a 53.9% stake in Nemaska Lithium, while the Government of Québec holds 46.1% of the company.

As the majority shareholder, Rio Tinto now assumes direct management of Nemaska Lithium and will leverage its processes, standards and expertise, particularly in development, operations, sales and marketing to build an integrated lithium business in Québec.

The partners will continue to fund the project, including the lithium hydroxide plant in Bécancour, Québec. At this site, construction reached 60% completion at the end of 2025 and engineering is now complete. The Government of Quebec will invest up to US$200 million in Nemaska Lithium through equity subscriptions, with Rio Tinto investing more than US$300 million in 2026 to continue developing its lithium business in Québec.

Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “Rio Tinto’s activities in Québec play an important role in our ambition to take our world-class lithium business to the next level of growth and performance, notably through Nemaska Lithium. This evolution will facilitate the achievement of this objective and enable us to better support the long-term development of Nemaska Lithium, which will expand our integrated lithium product offering.”

“Rio Tinto remains committed to Québec and Canada because we believe in the country’s potential to become a leader in the industries of the future, and we are determined to continue developing our assets here to supply the materials the world needs.”

Notes to editors

Through the acquisition of Arcadium in March 2025, Rio Tinto acquired a 50% stake in Nemaska Lithium, which comprises the lithium hydroxide plant in Bécancour, Québec and the Whabouchi spodumene mine in the Eeyou Istchee James Bay region of Québec. Commisioning activities at the Bécancour plant are planned to commence in 2026, with first production expected in 2028. Rio Tinto is conducting an evaluation of the Whabouchi mine, owned by Nemaska Lithium, and the Galaxy mine, wholly owned by Rio Tinto, to determine the optimal spodumene supply strategy for the Bécancour plant. This evaluation is expected to be completed during the first half of 2026.

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